UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

February 1, 2025

(Date of Report (Date of earliest event reported))

Fundrise Growth eREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775079
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Fl, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant's telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                        Other Events

Declaration of Dividend

On February 1, 2025, the Manager of the Company declared a daily distribution of $0.0000684932 per share (the “February 2025 Daily Distribution Amount”) (which equates to approximately 0.19% on an annualized basis calculated at the current rate, assuming a $13.09 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on February 1, 2025 and ending on February 28, 2025 (the “February 2025 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the February 2025 Distribution Period and the distributions are scheduled to be paid prior to April 21, 2025. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of  the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fundrise Growth eREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Benjamin St. Angelo
Name:	Benjamin St. Angelo
Title:	Authorized Person

Date:       February 3, 2025